UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-147560

CUSIP NUMBER
358454 106

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

SEC FILE NUMBER: 333-151197

For Period Ended:	September 30, 3008

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Friendly Auto Dealers, Inc.

Former Name if Applicable:

Address of Principal Executive Office: 4132 South Rainbow Bl., Suite 514

City, State and Zip Code: Las Vegas, Nevada 89103

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

[Missing Graphic Reference]

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s auditor could not complete its review of our company’s financial statements in time to comply with deadline filing requirements.

Pursuant to SEC request, Registrant restated its financials and amended it most recent Form 10-KSB and Form 10-QSB, which were filed on August 10, 2005. The restated financials reduced Registrant’s revenue results by a significant amount, though these reduction were accompanied by equivalent reductions in costs of goods sold so that earnings/losses were not materially impacted. The effort to complete these amended filings has delayed the completion of the 10-Q and the financial reports for this most recently concluded fiscal quarter and prevented their timely filing without unreasonable effort.

In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended, the Registrant intends to file the Form 10-Q no later than the five calendar following the prescribed due date.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Tony Lam	702- 871-8678
(Name)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X]	Yes	[ ]	No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]	Yes	[X]	No

If so, explain the anticipated change in an attachment, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Friendly Auto Dealers, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGISTRANT:

Friendly Auto Dealers, Inc.

Date: November 14, 2008	By:	/s/ Tony Lam
Tony Lam